SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Withdrawal of Candidate for Independent and Non-Executive Director

We hereby inform you that Choong Soo Kim has withdrawn as a candidate for independent and non-executive director on February 13, 2008 and therefore, only one independent and non-executive director will be elected at the 26th Annual General Meeting of Shareholders to be held on February 29, 2008.

Resignation of a Member of the Audit Committee

We hereby inform you that Kon Sik Kim has resigned as a member of the audit committee of KT Corporation. Kon Sik Kim will retain his position as independent and non-executive director of KT Corporation. Details are as follows:

1.	Name: Kon Sik Kim

2.	Term of office: March 16, 2007 to March 16, 2010

3.	Reason for resignation: Personal

4.	Date of resignation: February 13, 2008

5.	Status of audit committee after resignation:

- Number of audit committee members: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director